 **LEADINGBRANDS**™

November 13, 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549

Attention: Tia Jenkins,

Re: Leading Brands, Inc. Form 20-F for the Fiscal Year ended February 28, 2009

Please find below the response to your letter dated October 20, 2009.

Consolidated Financial Statements
Note 19. Difference Between Canadian and United States Generally Accepted Accounting
Principals

1) * In preparing our annual test for impairment, we estimated that our reporting unit fair value
exceeded our market capitalization (as determined using our share price on the impairment date)
by approximately $13 - $20 million at February 28, 2009. Due to the recent global economic
crisis we were of the view that fair value was not accurately represented by our share price as at
February 28, 2009. We instead determined market capitalization using the 180 day weighted
average to August 31, 2008, resulting in a weighted average share price of $1.1245 and a market
capitalization of $22,400,000. In our response of September 24, 2009 we noted that fair value
was between $22.101 million and $29.468 million, however these values were before deducting
interest bearing debt of $6.62 million. After deducting this amount, the fair value of the reporting
unit was estimated at $15.48 million to $22.85 million and the carrying value at February 28,
2009 was $13,681,040. In addition, we are of the view that the market had not properly assessed
the changes we implemented in the later part of the year ended February 28, 2009. The company
adjusted its business model to attain profitability by selecting to continue with products proven to
be profitable to the company and by reducing overhead costs to the level required to maintain
that revenue base. Although revenue decreased, the remaining products are more profitable,
resulting in significant reduction in losses in the later part of the fiscal year ended February 28,
2009 and projected profitability and cash flow for the future. These changes, being properly
assessed in the marketplace, should have resulted in a higher market capitalization than previous
years if the marketplace had not been suffering a severe downturn.

* The company used the discounted cash flow method and maintainable EBITDA based on normalized historical data. The normalized maintainable EBITDA range was from $780,000 to $1,140,000 and the multiple was 20, based on the previous five years.

* In the fall of 2008, the company adjusted its business model, to accommodate the new economic conditions, which adjustments included the discontinuation of low margin products, the reduction of sales expenses by changing the nature of the expense from a fixed to a variable expense to accommodate the lower expected revenues, and a reduction in overhead costs. When comparing the estimated cash flows to historical results, we also removed one time items.

* Projected gross revenue decreased, but our new business model with reduced gross revenue produces profit rather than a loss. The previous model was focused on the very expensive process of brand building resulting in operating losses. The new model focuses on selling a smaller line of products at a profit. The Company's actual results for the year ending February 28, 2010 are exceeding the cash flow forecasts used for the goodwill impairment testing at February 28, 2009.

2) The disclosure we intend to use in future filings as part of our discussion of critical accounting estimates is as follows: *The Company has determined that there is one reporting unit. The Company estimates the fair value of the reporting unit using a multiple of estimated EBITDA, the multiple determined based on an average of past market capitalization plus interest bearing debt as a ratio to average past earnings. It is possible that management's estimates of future EBITDA could be impacted by errors in estimates, changes to market or economic conditions, changes in the tastes of consumers, inability to manage the business as efficiently as planned or other unexpected events. If management's estimates of future EBITDA used in estimating fair value do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment in future periods up to the carrying value of the goodwill balance of $3,353,543. A 10% change in annual revenue estimates without a corresponding increase in gross margins, or reduction in operating costs or overheads, could materially change the valuation of the goodwill balance.*

Form 6-K Filed September 24, 2009

3) In the case of gross profit margin (before discounts and slotting fees), we feel that it is an important measure because discounts and slotting fees are discretionary spending that we can vary based on our marketing strategy. We wanted to highlight that our margins had improved considerably for reasons other than discretionary changes to discounts and slotting fees. We present EBITDA before non-cash stock based compensation to highlight the cash generated from EBITDA. Stock based compensation expense has no cash impact and therefore we feel it is important to show what our EBITDA would be without it. In our analysis of Section (c) of Regulation G we have determined that the provisions of Regulation G apply to our disclosures. We will provide the required reconciliation of all non-GAAP measures to the most directly comparable GAAP number going forward.

2

Thank you for your comments. If you would like to discuss this letter, please contact me at 604-685-5200 (x238).

Sincerely,
Leading Brands, Inc.



per
Ralph D. McRae
Chief Executive Officer